   As filed with the Securities and Exchange Commission on December 28, 2000
                                                   Registration No. 333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              --------------------
                                ECOS Group, Inc.
               (Exact name of registrant as specified in charter)

            Florida                                              84-1061207
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                         14505 Commerce Way, Suite 400
                           Miami Lakes, Florida 33016
                                 (305) 374-8300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              --------------------
                                Charles C. Evans
                            Chief Executive Officer
                         14505 Commerce Way, Suite 400
                           Miami Lakes, Florida 33016
                                 (305) 374-8300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                    Copy to:
                           Kara L. MacCullough, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                        One S.E. 3rd Avenue, 28th Floor
                           Miami, Florida 33131-1714
                                 (305) 374-5600

                              --------------------
         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                              --------------------

                                          Calculation of Registration Fee

                                                       Proposed maximum    Proposed maximum
Title of each class                Amount to be        offering price      aggregate            Amount of
of securities to be registered     registered          per unit (1)        offering price (1)   registration fee (1)
------------------------------     ----------          ------------        ------------------   --------------------
Common Stock, par value $.012
per share.....................     1,000,000           $.039               $39,000              $9.75


-----------
(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended and based upon the average of the high and low prices for the common stock as reported on the Over the Counter Bulletin Board on December 21, 2000.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to completion, dated December 28, 2000

                                   Prospectus

                                1,000,000 Shares

                                ECOS Group, Inc.

                                  Common Stock

                                ----------------


         This prospectus relates to the resale of 1,000,000 shares of our common stock by the selling shareholder identified in the table on page 5 of this prospectus. The common stock was originally issued to the selling shareholder as consideration for its agreement to make a $250,000 loan to us evidenced by a convertible promissory note. We will not receive any proceeds from the sale of the shares of common stock offered through this prospectus.

                                ----------------

         Our common stock is listed on the Over the Counter Bulletin Board under the symbol "ECOS.OB". On December 21, 2000, the closing sale price of our common stock was $.047 per share.

                                ----------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

                                ----------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                               Table of Contents

                                                                            Page

Where You Can Find More Information............................................i
Information Incorporated by Reference..........................................i
Disclosure Regarding Forward-Looking Statements..............................iii
Prospectus Summary.............................................................1
Risk Factors...................................................................2
Use of Proceeds................................................................5
Selling Shareholder............................................................5
Plan of Distribution...........................................................6
Description of Securities to be Registered.....................................7
Transfer Agent and Registration................................................7
Legal Matters..................................................................8
Experts........................................................................8

                      Where You Can Find More Information

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our SEC filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

         We have filed with the Commission a registration statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act") to register with the Commission the shares of common stock described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

                     Information Incorporated by Reference

         The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

         We incorporate by reference into this prospectus the following documents filed by us with the Commission. You should consider each document incorporated by reference an important part of this prospectus:


Commission Filing (File No. 000-16322)                  Period Covered or Date of Filing
--------------------------------------                  --------------------------------
Annual Report on Form 10-KSB.......................     Year ended March 31, 2000

Quarterly Reports on Form 10-QSB...................     Quarter ended June 30, 2000 and
                                                        September 30, 2000


         We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB. You may request a copy of each of our other filings that we are incorporating by reference in this prospectus, but are not delivering with this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                                ECOS Group, Inc.
                         14505 Commerce Way, Suite 400
                           Miami Lakes, Florida 33016
                             Phone: (305) 374-8300
                              Fax: (305) 374-7555

         Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

         We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted.

                Disclosure Regarding Forward-Looking Statements

         This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Discussions containing forward-looking statements may be found in the material set forth in this section and under "Prospectus Summary," "Risk Factors" and in the prospectus generally. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

         - our expectation that demand for asbestos services will continue to decline;

         - our expectation that the construction/demolition/electrical practice area will be our primary source of significant internal growth during fiscal year 2001;

         -        our ability to control our expenditures during fiscal year
                  2001;

         - our estimates of the manner in which we will fund our current operations and our ability to fund our current operations through March 31, 2001; and

         - our ability to experience sustained and profitable revenue growth in the future.

                  These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

         - changes in legislative enforcement and direction with respect to or affecting the asbestos/indoor air quality, hazardous substances, and construction/demolition/electrical practice areas;

         -        natural disasters such as hurricanes and tornadoes;

         -        unanticipated delays in contract execution;

         -        sudden loss of key personnel;

         - changes with respect to our competitors or the market for environmental consulting, testing and engineering specifically; and

         - decisions by our lenders to demand the repayment of our indebtedness.

                               Prospectus Summary

         In this prospectus, "ECOS," "we," "us" and "our" refer to ECOS Group, Inc. and its subsidiary. We are engaged, through our wholly-owned subsidiary, Evans Environmental and Geological Science and Management, Inc. ("EE&G") in environmental consulting and other environmental related services. EE&G is a regional supplier of environmental and engineering consulting and testing services to both private clients and government clients. Within the broad scope of environmental consulting, testing and engineering services, EE&G offers specialized services in three practice areas: (i) asbestos/indoor air quality;
(ii) hazardous substances; and (iii) construction/demolition/electrical. We continue to focus on the growth and maintenance of EE&G, while continuing to explore a variety of merger and acquisition opportunities as a means of increasing our growth rate. We began transitioning our operations at the beginning of this fiscal year with the establishment of the construction/demolition/electrical practice and the combination of the asbestos and indoor air quality practice. We believe that the construction/demolition/electrical practice will be the primary source of significant internal growth during this fiscal year. The Company anticipates that the asbestos market will continue to gradually weaken.

         For the fiscal year ended March 31, 2000, we had revenue of $5,042,353 and net income of $766,206. For the three months ended September 30, 2000, we had revenues of $1,371,701 and net income of $42,501. For the six months ended September 30, 2000, we had revenues of $2,803,940 and net income of $112,023.

                          Principal Executive Offices

         Our principal executive offices are located at 14505 Commerce Way, Suite 400, Miami Lakes, Florida 33016, our telephone number is (305) 374-8300. We were founded in 1993 and incorporated in Florida in 2000.

                                  Risk Factors

Developing the construction/demolition/electrical practice may strain our resources and cause us to seek additional financing.

         The development of the construction/demolition/electrical practice has, over the last year, proven to be a cash intensive effort. This type of work typically requires significant cash expenditures at the outset of a project that may not be recouped until collection on the final invoice for that project some time later. The rapid expansion of the construction/demolition/electrical practice has significantly impacted the overall cash flow of our operations. We have obtained a small line of credit for short-term cash flow difficulties in order to allow us to approach larger, potentially more lucrative projects. We may have to request an increase to this line of credit or seek additional financing.

The decline in the demand for asbestos services may negatively affect our business.

         We expect that the asbestos market will continue to gradually weaken. The decline in the demand for asbestos services could lead to a decrease in our revenues. We anticipate that the revenues from the construction/demolition/electrical practice will offset any decrease in our revenues, resulting from the decline in demand for asbestos services, and will increase our total revenues. We cannot assure you that this will be the result.

Our business is dependent on environmental regulations and government enforcement and funding of these regulations.

         The demand for environmental consulting, testing, management and remediation services, as well as their nature and performance has substantially benefited from the existence and enforcement of federal, state and local environmental regulation. The nature and extent of future regulatory enforcement and funding as well as any amendments to federal, state and local environmental regulation, and their impact on the demand for our services, cannot be predicted. There can be no assurance that changes in the environmental regulations or the level of governmental enforcement and funding of these regulations will not have a material adverse effect on our business.

We may need to seek additional financing to fund our business plan.

         Our business strategy contemplates substantial capital expenditures. We intend to continue to fund our current operations from a combination of cash on hand, cash generated from operations, cost savings generated from continued cost reduction measures, potential increased sales, as well as the procurement of additional financing, as to which no assurance can be given. These sources of capital are expected to fund our current operations through March 31, 2001. We believe that we can experience sustained and profitable revenue growth in the future, although no assurances can be given. However, if we do not continue with our current rate of profitability, or we cannot obtain alternative sources of financing, there would be a material adverse effect on our financial condition, operations and business prospects. We have no arrangements in place for alternative sources of financing, and no assurance can be given that such financing will be available at all or on terms acceptable to us.

Our dependence on our subsidiary for cash flow may negatively affect our business.

         We are a holding company with no business operations of our own. Our dependence on our subsidiary, EE&G, for cash flow may have a material adverse effect on our operations. Our only significant asset is and is expected to be the outstanding capital stock of EE&G. Accordingly, our only source of cash to pay our obligations is distributions from our subsidiary of its net earnings and cash flow. We currently expect that the earnings and cash flow of our subsidiary will be retained and used by it in their operations. Even if our subsidiary determined to make a distribution to us, applicable state law may not permit these dividends or distributions.

The environmental, engineering consulting and testing services industry is very competitive and we may not attract sufficient customers to meet our business plan.

         We operate in a highly competitive and volatile industry in which many companies have greater resources and facilities than we do. In addition, numerous independent operators can collaborate with other companies to provide similar services. We may not be able to attract or retain sufficient customers needing environmental, engineering consulting and testing services.

If we are unable to merge with or acquire other environmental companies, our business plan may be negatively affected.

         We continue to explore a variety of merger and acquisition opportunities as a means of increasing our growth rate, revenue stream and shareholder value. There is no assurance that we will be able to enter into a merger or acquisition transaction in the foreseeable future.

Our stock price is volatile.

         The market price for our common stock has been and may continue to be volatile and may be affected by a number of factors, including the announcement of acquisitions or other developments by us or our competitors, quarterly variations in our or competitor's results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the environmental industry, sales of a substantial number of shares of our common stock in the public market, general market conditions, general economic conditions and other factors. Some of these factors may be beyond our control or may be unrelated to our results of operations or financial condition. Historically, the market price of the common stock has been volatile. Such factors may lead to further volatility in the market price of our common stock. Our stock price has fluctuated from $0.0312 during the quarter ended December 31, 1999 to $.3906 during the quarter ended March 31, 2000. Our stock price was $.047 as of December 21, 2000.

We may have to reimburse funders for costs of remediation work under the Florida Inland Protection Trust Fund if the State of Florida fails to reimburse them.

         We provide environmental consulting services through our wholly-owned subsidiary EE&G. We have entered into contracts in the past with third parties for the purpose of funding remediation work under the Florida Inland Protection Trust Fund (the "Program"), subject to payment of a markup or handling fee to such funders. While we no longer enter into these contracts, we have several contracts that are currently in effect which were made pursuant to the Program. In the event that the State of Florida was to determine that certain costs are not reimbursable, these contracts generally provide that we are required to reimburse such funders for all costs not reimbursed by the State of Florida. We have reserved a sufficient amount of money to cover any reimbursement required under these contracts. Furthermore, the refusal of claims for reimbursable costs may affect our ability to obtain additional advances for reimbursable costs under the same or other projects. There can be no assurance that the State of Florida will reimburse all costs in the currently ending applications or that reimbursements will be timely made. There can be no assurance that changes to the Program by the Florida legislature or Governor will not have a material adverse effect on our business or that the Program will not be eliminated altogether.

We may incur unexpected liabilities if we acquire other companies in the environmental, engineering, consulting and testing services industry.

         If we acquire other companies in the environmental, engineering, consulting and testing services industry, we may not discover some of the liabilities or contingencies these companies have. These liabilities may result from a prior owner's non-compliance with applicable federal, state or local laws. For example, we may be liable after an acquisition of a company for the prior owner's failure to pay taxes or comply with environmental regulations. Environmental liabilities could arise regardless of whether we own or lease our properties. While we will try to minimize our potential exposure by conducting investigations during the acquisition process, we may not be able to identify all existing or potential liabilities. We also generally will require each seller of an acquired business to indemnify us against undisclosed liabilities. In most cases, this indemnification obligation will be supported by deferring payment of a portion of the purchase price or other appropriate security. However, this indemnification may not be adequate to fully offset any undisclosed liabilities associated with the acquired business.

The loss of the services of our senior management may negatively affect our business.

         We believe that our success depends to a significant extent upon the continued services of Charles C. Evans, our Chairman and Chief Executive Officer and Timothy R. Gipe, a director of ECOS and President of EE&G and our other executive officers and senior management. Although we have entered into employment agreements with Dr. Evans and Mr. Gipe, their employment agreements terminate in June 2001. If we lose the services of one or more of these key officers before we are able to attract qualified replacement personnel, our business could be adversely affected.

If we are unable to attract, retain or manage skilled employees it could negatively affect our business.

         Our business involves the delivery of environmental, engineering consulting and testing services and is labor-intensive. The loss of a significant number of employees, our inability to hire a sufficient number of qualified employees or adequately develop and motivate the skilled employees we have hired could have a material adverse effect on our business. We compete with other firms and enterprises engaged in environmental, engineering consulting and testing services for employees with the skills required to perform our services. We cannot assure you that we will be able to attract and retain a sufficient number of highly skilled employees in the future or that we will continue to be successful in training, retaining and motivating employees.

Future issuances of our common stock may cause dilution.

         We may issue additional shares of common stock pursuant to option grants, earn-out arrangements and future acquisitions. As a result, purchasers of our common stock may experience dilution in the net tangible book value per share of the common stock. In addition, because our shareholders do not have any preemptive right to purchase additional shares in the future, their voting power will be diluted by any issuance of shares.

Anti-takeover provisions.

         Our Board of Directors has the authority to issue shares of preferred stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. We are subject to Section 607.0902 of the Florida Business Corporation Act relating to control-share acquisitions.

                                Use of Proceeds

         We will not receive any proceeds from the sale of shares offered by the selling shareholder pursuant to this prospectus.

                              Selling Shareholder

         The following table sets forth as of December 21, 2000, certain information with respect to the beneficial ownership of our common stock by the selling shareholder. Of the 1,000,000 shares of common stock being offered, 1,000,000 shares were issued and outstanding as of the date of this prospectus. The information below is based on information provided by or on behalf of the selling shareholder. The selling shareholder may offer all, some or none of the common stock. In addition, the selling shareholder identified below may have sold, transferred or otherwise disposed of all or a portion of its common stock since the date on which it provided the information regarding its common stock.


                 Nature of                         Number of Shares                       Number of Shares to   Percent of Shares to
Selling          Relationship                      Owned Before the    Number of Shares   be Owned After the    be Owned After the
Shareholder      with ECOS        Title of Class   Offering(1)         to be Sold         Offering              Offering
-----------      ---------        --------------   --------            ----------         --------              --------
Joseph P.        Shareholder      Common Stock     6,681,818(2),(3)    1,000,000          5,681,818              15.4%
O'Connell, Jr.
and Walter
Crumbley, Jr.
d/b/a Safe
Harbour Marina


---------
(1) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, shares of common stock which may be acquired pursuant to options, warrants, rights or conversion privileges within 60 days of December 21, 2000 are deemed outstanding for purposes of determining the total number of shares beneficially owned by the selling shareholder.

(2) Safe Harbour Marina was issued 1,000,000 shares of our common stock as consideration for its agreement to make the $250,000 loan evidenced by a convertible promissory note.

(3) Safe Harbour Marina is the holder of a $250,000 convertible promissory note executed by us on January 17, 2000. Safe Harbour Marina has the right, at its option, at any time prior to the maturity date of January 17, 2002 to convert the entire principal amount of the convertible promissory note plus accrued interest thereon into shares of our common stock at a conversion price equal to 80% of the average of the closing price of the common stock on the Over the Counter Bulletin Board for 30 business days immediately preceding the date on which we receive Safe Harbour Marina's written notice of conversion. As of December 21, 2000, this convertible promissory note was convertible into approximately 5,681,818 shares of our common stock, based on a conversion price of $.044, calculated on the basis of 80% of the average of the closing price of our common stock for the thirty business days immediately preceding December 21, 2000.

                              Plan of Distribution

         The selling shareholder and its successor, which term includes its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The common stock may be sold by one or more of, or a combination of the following:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o        in privately negotiated transactions.

         In connection with the sale of the common stock, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling shareholder from the sale of the common stock offered by them hereby will be the purchase price of such common stock less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our common stock is listed on the Over the Counter Bulletin Board of the National Association of Securities Dealers Automated Quotation System.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers, In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

         The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and has agreed that it will not engage in any transaction in violation of such provision.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

                   Description of Securities to be Registered

         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.012 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. Of the preferred stock authorized, 1,200,000 shares have been designated as Series A convertible preferred stock and 1,000,000 shares have been designated as Series B convertible preferred stock. As of November 3, 2000, 31,271,860 shares of common stock were outstanding and 0 shares of preferred stock were outstanding.

Common Stock
------------

    Voting Rights

         Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes. Accordingly, holders of a majority of the issued and outstanding shares of common stock will have the right to elect all of our directors and otherwise control the affairs of our company.

    Dividends

         Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to reinvest earnings, if any, into our growth and expansion. The payment of cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon our earnings, financial requirements and such other factors as our Board of Directors may deem relevant. Payment of dividends on common stock is subject to prior payment of accrued and unpaid dividends on outstanding shares of preferred stock.

    Liquidation Rights

         In the event of our liquidation, holders of our common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock.

    Other Provisions

         There are no preemptive, subscription, conversion, redemption or sinking fund provisions applicable to the common stock.

         The rights and preferences of holders of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Preferred Stock
---------------

         Our board of directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each series, to fix the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders. Any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control of ECOS.

                        Transfer Agent and Registration

                            Corporate Stock Transfer
                    3200 Cherry Creek Drive South, Suite 430
                             Denver, Colorado 80209
                               Tel (303) 282-4800
                               Fax (303) 282-5800

                                 Legal Matters

         Certain legal matters relating to the offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                    Experts

         Morrison, Brown, Argiz & Company, independent certified public accounts have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Morrison, Brown, Argiz & Company's report, given on their authority as experts in accounting.

                                    Part II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth an estimate of the fees and expenses in connection with the resale of the securities being registered hereunder. All such fees and expenses shall be borne by ECOS.

Commission Registration Fee.....................................     $      9.75
Legal Fees and Expenses.........................................     $  5,000.00
Accounting Fees and Expenses....................................     $  1,000.00
Printing, Engraving and Mailing Expenses........................     $  2,000.00
Miscellaneous...................................................     $  1,000.00
Total...........................................................     $  9,009.75

Item 15. Indemnification of Directors and Officers

         Under Section 607.0831 of the Florida Business Corporation Act (the "FBCA"), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his duties as a director; and (2) the director's breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful; (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (c) a circumstance under which the liability provisions of s. 607.0834 are applicable; (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

         Under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

         In addition, under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Under Section 607.0850 of the FBCA, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         The Bylaws of the Company provide that the Company shall, to the fullest extent permitted by the FBCA or any similar provision of applicable law at the time in effect, indemnify all officers and directors of the Company.

         Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits

Exhibit Number    Description
--------------    -----------

5.1 Opinion of Akerman, Senterfitt & Eidson, P.A. regarding the legality of the common stock being registered.
13.1              Form 10-KSB for the period ended March 31, 2000.
13.2              Form 10-QSB for the period ended September 30, 2000.
15.1 Letter from Morrison, Brown, Argiz & Company on unaudited interim financial information.
23.1              Consent of Morrison, Brown, Argiz & Company.
23.2              Consent of Akerman, Senterfitt & Eidson, P.A. (included in
                  Exhibit 5.1).
24.1 Power of Attorney (included on signature page to this registration statement on Form S-2).
27.1              Financial Data Schedule.

Item 17. Undertakings

         (a)      The undersigned registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Lakes, State of Florida, on December 28, 2000.

                                             ECOS Group, Inc.

                                             By: /s/ Charles C. Evans
                                                 -------------------------------
                                                 Charles C. Evans
                                                 Chief Executive Officer and
                                                 Chairman of the Board

                               Power of Attorney

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Charles C. Evans and Timothy R. Gipe, or either of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, in connection with the registrant's registration statement on Form S-2 under the Securities Act of 1933, including to sign the registration statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, and any and all amendments or supplements to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

                                  -----------

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been duly signed by the following persons in the capacities and on the dates indicated.

Signature                   Title                              Date
---------                   -----                              ----

/s/ Charles C. Evans        Chief Executive Officer and        December 28, 2000
-----------------------     Chairman
Charles C. Evans

/s/ Timothy R. Gipe         President of EE&G and Director     December 28, 2000
-----------------------
Timothy R. Gipe

/s/ Ana R. Caminas          Chief Financial Officer            December 28, 2000
-----------------------
Ana R. Caminas

/s/ Wendell R. Anderson     Director                           December 28, 2000
-----------------------
Wendell R. Anderson

/s/ Luis De La Cruz         Director                           December 28, 2000
-----------------------
Luis De la Cruz

/s/ Leon S. Eplan           Director                           December 28, 2000
-----------------------
Leon S. Eplan

/s/ Joseph F. Startari      Director                           December 28, 2000
-----------------------
Joseph F. Startari

                                 Exhibit Index

Exhibit Number    Description
--------------    -----------

5.1 Opinion of Akerman, Senterfitt & Eidson, P.A. regarding the legality of the common stock being registered.
13.1              Form 10-KSB for the period ended March 31, 2000.
13.2              Form 10-QSB for the period ended September 30, 2000.
15.1 Letter from Morrison, Brown, Argiz & Company on unaudited interim financial information.
23.1              Consent of Morrison, Brown, Argiz & Company.
27.1              Financial Data Schedule.